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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of    May, 2000
                                           -----------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   PRESS RELEASE.


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AMVESCAP PLC
090339
IMMEDIATE RELEASE  8 MAY 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN  TEL  020 7454 3942





AMVESCAP..................PRESS RELEASE


LONDON, MAY 8, 2000 - Following recent press speculation, AMVESCAP PLC ("AMVESCAP") (NYSE: AVZ) confirms that it is in discussions with Trimark Financial Corporation ("Trimark") (TSE: TMF) . There can be no assurance that these discussions will lead to a transaction with Trimark.



FOR FURTHER INFORMATION PLEASE CONTACT:

AMVESCAP:  DOUGLAS KIDD
           Managing Director - Corporate Communications
           1 404 479 2922


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 8 May, 2000                           By /s/ MICHAEL S. PERMAN
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                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary